Mail Stop 3561

June 5, 2007

BY U.S. MAIL

Mr. John J. Dupont
President and CEO
Utilicraft Aerospace Industries, Inc.
7339 Paseo Del Volcan
Albuquerque, NM 87121

> **Re: Utilicraft Aerospace Industries, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed May 25, 2007**
> **File No. 333-128758**

Dear Mr. Dupont:

We have reviewed the above referenced filing and have the following comment. Please revise your document in response to this comment.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

John J. Dupont
Utilicraft Aerospace Industries, Inc.
May 18, 2007

Item 4.01 of Form 8-K

Changes in Registrant's Certifying Accountant

1. We note that a draft of the letter required from your former auditor has been filed. Please amend your Form 8-K to file a final letter signed by your auditors.

2. We note that your former auditors disagreed with some of the disclosure provided in the Form 8-K filed on May 11, 2007. Please revise your Form 8-K and file an amendment to include all of the disclosures required by Item 3-04(b) of Regulation S-K in regards to the reportable events noted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

John J. Dupont
Utilicraft Aerospace Industries, Inc.
May 18, 2007

<u>Closing</u>

You may contact the undersigned below at (202) 551-3307, or in her absence to Mr. Robert Benton, Senior Staff Accountant, at (202) 551-3804, if you have questions regarding the above matters.

Sincerely,

Theresa A. Messinese
Staff Accountant